Exhibit 12.2
Consolidated Edison Company of New York, Inc.
Ratio of Earnings to Fixed Charges
(Millions of Dollars)

	For the Years Ended December 31,
	2015	2014	2013	2012	2011
Earnings
Net Income	$1,084	$1,058	$1,020	$1,014	$978
Preferred Stock Dividend	—	—	—	3	11
(Income) or Loss from Equity Investees	—	—	—	—	—
Minority Interest Loss	—	—	—	—	—
Income Tax	574	555	520	529	558
Pre-Tax Income	$1,658	$1,613	$1,540	$1,546	$1,547
Add: Fixed Charges*	629	580	564	573	561
Add: Distributed Income of Equity Investees	—	—	—	—	—
Subtract: Interest Capitalized	—	—	—	—	—
Subtract: Pre-Tax Preferred Stock Dividend Requirement	—	—	—	—	—
Earnings	$2,287	$2,193	$2,104	$2,119	$2,108
* Fixed Charges
Interest on Long-term Debt	$553	$510	$496	$508	$505
Amortization of Debt Discount, Premium and Expense	14	13	15	17	18
Interest Capitalized	—	—	—	—	—
Other Interest	19	15	11	22	16
Interest Component of Rentals	43	42	42	26	22
Pre-Tax Preferred Stock Dividend Requirement	—	—	—	—	—
Fixed Charges	$629	$580	$564	$573	$561
Ratio of Earnings to Fixed Charges	3.6	3.8	3.7	3.7	3.8